UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Actel Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

004934105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,988,585
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,988,585
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,988,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 275,687
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 275,687
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 275,687
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 275,687
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 275,687
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 275,687
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,264,272
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,264,272
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,264,272
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,264,272
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,264,272
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,264,272
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,264,272
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,264,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,264,272
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,264,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,264,272
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,264,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,264,272
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,264,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 - *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 - *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP NO. 004934105

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, the Issuer has agreed to appoint Jeffrey C. Smith (“Mr. Smith”) and Gavin T. Molinelli (“Mr. Molinelli”) to the Board.  Accordingly, Messrs. Smith and Molinelli are hereby added to the Schedule 13D as Reporting Persons.

(a-c)           Mr. Smith is being appointed by the Issuer to serve on the Board pursuant to the Settlement Agreement.  Mr. Smith’s principal occupation is serving as a Partner of Ramius and a member of Ramius’ Management Board.  The principal business address of Mr. Smith is c/o Ramius LLC, 599 Lexington Ave., 20th Floor, New York, New York 10022.

Mr. Molinelli is being appointed by the Issuer to serve on the Board pursuant to the Settlement Agreement.  Mr. Molinelli’s principal occupation is serving as a Vice President of Ramius.  The principal business address of Mr. Molinelli is c/o Ramius LLC, 599 Lexington Ave., 20th Floor, New York, New York 10022.

(d)           None of Messrs. Smith or Molinelli has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of Messrs. Smith or Molinelli has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith and Molinelli are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund and Parche were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 2,264,272 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund and Parche is approximately $25,692,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

CUSIP NO. 004934105

On March 6, 2009, the Reporting Persons, Eric J. Zahler (“Mr. Zahler”, and together with the Reporting Persons, the “Ramius Group”) and the Issuer entered into a certain settlement agreement (the “Settlement Agreement”).  Pursuant to the Settlement Agreement, the Issuer agreed that prior to the time that the Issuer mails its definitive proxy statement for its 2009 annual shareholder meeting (the “2009 Annual Meeting”), but in any event no later than March 23, 2009, the Board and all applicable committees of the Board will take all necessary actions to: (i) increase the size of the Board from six (6) to nine (9) members; (ii) appoint Messrs. Smith, Molinelli and Zahler (the “New Appointees”) to fill the vacancies on the Board; (iii) nominate no more than eight (8) members for election to the Board at the 2009 Annual Meeting; (iv) amend the Bylaws to reduce the size of the Board to eight (8) members effective at the 2009 Annual Meeting; (v) nominate the New Appointees, or any replacement director appointed pursuant to the Settlement Agreement (the “Replacement Appointees,” and together with the remaining New Appointees, the “Ramius Directors”), together with up to five (5) other persons to be included in the Issuer’s slate of nominees for director with terms expiring at the Issuer’s 2010 annual shareholder meeting (the “2010 Annual Meeting”), for election to the Board at the 2009 Annual Meeting; (vi) recommend, and reflect such recommendation in the Issuer’s definitive proxy statement in connection with the 2009 Annual Meeting, that the shareholders of the Issuer vote to elect the Ramius Directors at the 2009 Annual Meeting; (vii) use its reasonable efforts to solicit and obtain proxies in favor of the election of the Ramius Directors at the 2009 Annual Meeting, in the same manner as for the other candidates nominated for election; and (viii) ensure that, while any of the Ramius Directors remains in office, the Ramius Group will have the right to designate at least one Ramius Director to serve on each committee and sub-committee of the Board.  The Issuer also agreed to hold the 2009 Annual Meeting on June 5, 2009.

Additionally, the Issuer agreed that if a Ramius Director resigns or is otherwise unable to serve as a director or is removed for cause as a director, the Ramius Group will have the right to designate and substitute a person or persons for appointment to the Board as a replacement director; provided, however, (i) the substitute person designated by the Ramius Group will have experience consistent with the Ramius Director being replaced and (ii) at no point following the appointment of the candidate replacing Mr. Molinelli (as discussed below) will the Ramius Directors consist of more than one (1) affiliate of the Ramius Group.

Further, the Issuer agreed that prior to the 2010 Annual Meeting, it will not (i) increase the size of the Board to more than eight (8) directors or (ii) or take any other action to materially limit or restrict the rights of or time allotted to its shareholders to nominate persons for election to the Board, except as set forth in the Settlement Agreement.

Pursuant to the Settlement Agreement, the Ramius Group agreed (i) to vote, and cause their respective officers, directors, employees and agents to vote, all of the Shares beneficially owned by him or them for each of the Issuer’s nominees for election to the Board and (ii) not to submit any proposals or nominations for election to the Board at the 2009 Annual Meeting.  The Ramius Group also agreed that following the appointment of the New Appointees, it will use reasonable efforts to select a candidate to replace Mr. Molinelli to serve on the Board who is not be an affiliate of the Ramius Group and has significant experience in the semiconductor industry, subject to evaluation and approval by the Board’s Nominating Committee, which approval may not be unreasonably withheld.  Once the Nominating Committee has approved a candidate selected by the Ramius Group, the Ramius Group will take all necessary action to cause Mr. Molinelli to resign his position as a director.

Except as otherwise permitted by the Settlement Agreement, the Ramius Group agreed not to, and to cause its affiliates and associates under its control or direction not to: (i) solicit proxies or consents to vote any securities of the Issuer or become a participant in any contested solicitation for the election of directors with respect to the Issuer; (ii) purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership of any Shares or other securities of the Issuer, if such action would result in the Ramius Group beneficially owning more than the greater of (a) 14.9% of the then outstanding Shares, or (b) 0.1% of the then outstanding Shares less than the amount causing the Ramius Group to become an “Acquiring Person” under the Issuer’s Preferred Stock Rights Agreement, dated October 17, 2003; (iii) form, join or in any way participate in any 13(d) group with respect to the Shares (other than a group comprised solely of the Ramius Group); (iv) deposit any Shares in any voting trust or subject any Shares to any arrangement or agreement with respect to the voting of any Shares, other than solely among the Ramius Group; (v) otherwise act, alone or in concert with others to (a) make any public statement critical of the Issuer, its directors or management, or (b) control or seek to control the Board, other than through non public communications with the Issuer’s officers and directors; (vi) make any public announcement with respect to, or offer to effect, seek or propose (with or without conditions) a merger, acquisition, disposition or other business combination involving the Issuer, other than through non public communications with the officers and directors of the Issuer, except that the Ramius Group may announce its opposition to any Board approved proposals related to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer and not supported by Mr. Smith; (vii) seek, alone or in concert with others, (a) to call a meeting of shareholders, (b) representation on the Board, or (c) the removal of any member of the Board; or (viii) publicly disclose any request to amend, waive or terminate any provision of the Settlement Agreement.

CUSIP NO. 004934105

Notwithstanding the foregoing, any member of the Ramius Group, and any affiliate or associate of any such member, will be entitled to: (i) except as set forth above, vote their shares in favor of the election of the Ramius Directors at the 2009 Annual Meeting and otherwise vote as the Ramius Group determines in its sole discretion; (ii) disclose how it intends to vote or act with respect to any securities of the Issuer, any stockholder proposal or other matter to be voted on by the stockholders of the Issuer (other than the election of directors) and the reasons therefore; (iii) propose a slate of nominees for election as directors and/or one or more proposal(s) for consideration or approval by shareholders at the 2010 Annual Meeting; and (iv) in the event a special meeting is called by a shareholder of the Issuer with respect to the removal of directors, the Ramius Group may (a) cumulate the vote of its Shares and vote in favor of the Ramius Directors and (b) solicit proxies to vote against the removal of the Ramius Directors, except that if the Issuer solicits proxies to vote against the removal of all directors, the Ramius Group may only solicit proxies to vote against the removal of all directors and not just the Ramius Directors.

The Settlement Agreement will terminate on the earlier of the following: (i) at the option of the Issuer, upon the earliest of a material breach by the Ramius Group of any obligation hereunder which has not been cured within 14 days after the Ramius Group receives notice of such breach from the Issuer; (ii) at the option of the Ramius Group, upon a material breach by the Issuer of any obligation thereunder which has not been cured within 14 days after the Issuer receives notice of such breach from the Ramius Group; (iii) seven days prior to the date that a shareholder of the Issuer may first submit a nomination for the election of directors at the 2010 Annual Meeting pursuant to the Issuer’s bylaws; (iv) on the day that the Board publicly announces its nominees for election as directors at the 2010 Annual Meeting; or (v) at any time, upon the written consent of all of the parties to the Settlement Agreement.

The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by reference to its full text.  A copy of the Settlement Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.  Pursuant to the terms of the Settlement Agreement, a press release was issued on March 9, 2009 (the “Press Release”), announcing the execution of the Settlement Agreement.  A copy of the Press Release is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 25,763,896 Shares outstanding, as of November 10, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP NO. 004934105

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on March 6, 2009, Value and Opportunity Master Fund beneficially owned 1,988,585 Shares.

Percentage: Approximately 7.7%.

(b)	1. Sole power to vote or direct vote: 1,988,585
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,988,585
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Parche

(a)	As of the close of business on March 6, 2009, Parche beneficially owned 275,687 Shares.

Percentage: Approximately 1.1%.

(b)	1. Sole power to vote or direct vote: 275,687
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 275,687
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 275,687 Shares owned by Parche.

Percentage: Approximately 1.1%.

(b)	1. Sole power to vote or direct vote: 275,687
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 275,687
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Parche during the past 60 days are set forth in Schedule A and incorporated herein by reference.

D.	Ramius Advisors

(a)	Ramius Advisors, as the investment advisor of Enterprise Master Fund, may be deemed the beneficial owner of the 275,687 Shares owned by Parche.

Percentage: Approximately 1.1%.

CUSIP NO. 004934105

(b)	1. Sole power to vote or direct vote: 275,687
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 275,687
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Parche during the past 60 days are set forth in Schedule A and incorporated herein by reference.

E.	RCG Starboard Advisors

(a)
RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund and the managing member of Parche, is deemed the beneficial owner of the (i) 1,988,585 Shares owned by Value and Opportunity Master Fund and (ii) 275,687 Shares owned by Parche.

Percentage: Approximately 8.8%.

(b)	1. Sole power to vote or direct vote: 2,264,272
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,264,272
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

F.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, is deemed the beneficial owner of the (i) 1,988,585 Shares owned by Value and Opportunity Master Fund and (ii) 275,687 Shares owned by Parche.

Percentage: Approximately 8.8%.

(b)	1. Sole power to vote or direct vote: 2,264,272
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,264,272
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

G.	C4S

(a)	C4S, as the managing member of Ramius, is deemed the beneficial owner of the (i) 1,988,585 Shares owned by Value and Opportunity Master Fund and (ii) 275,687 Shares owned by Parche.

Percentage: Approximately 8.8%.

CUSIP NO. 004934105

(b)	1. Sole power to vote or direct vote: 2,264,272
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,264,272
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

H.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, is deemed the beneficial owner of the (i) 1,988,585 Shares owned by Value and Opportunity Master Fund and (ii) 275,687 Shares owned by Parche.

Percentage: Approximately 8.8%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,264,272
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,264,272

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

I.	Messrs. Smith and Molinelli

(a)
As of the date hereof, Messrs. Smith and Molinelli do not directly own any Shares.  As members of a “group” for the purposes of Section 13(d)(3) of the 1934 Act, each of Messrs. Smith and Molinelli is deemed to be a beneficial owner of the (i) 1,988,585 Shares owned by Value and Opportunity Master Fund and (ii) 275,687 Shares owned by Parche.  Each of Messrs. Smith and Molinelli disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein.

Percentage: Approximately 8.8%.

(b)	1. Sole power to vote or direct vote: 2,264,272
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,264,272
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 004934105

(c)
None of Messrs. Smith or Molinelli has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 6, 2009, the Issuer and the Reporting Persons entered into the Settlement Agreement as discussed in further detail in Item 4.

On March 9, 2009, the Reporting Persons entered into an Amended and Restated Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of this Amendment No. 2 to the Schedule 13D originally filed on October 14, 2008 (including additional amendments thereto) with respect to the securities of the Issuer.  A copy of the Amended and Restated Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1
Settlement Agreement, dated as of March 6, 2009, by and among Ramius Value and Opportunity Master Fund Ltd, Parche, LLC, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Eric J. Zahler, Jeffrey C. Smith and Gavin T. Molinelli.

Exhibit 99.2	Press Release, dated March 9, 2009.

Exhibit 99.3
Amended and Restated Joint Filing Agreement, dated March 9, 2009, by and among Ramius Value and Opportunity Master Fund Ltd, Parche, LLC, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Jeffrey C. Smith and Gavin T. Molinelli.

CUSIP NO. 004934105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
       its managing member

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon	/s/ Jeffrey C. Smith
JEFFREY M. SOLOMON	JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

/s/ Gavin T. Molinelli
GAVIN T. MOLINELLI

CUSIP NO. 004934105

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

5,250	11.4000	01/05/09
7,490	11.4966	01/05/09
4,760	11.9790	01/06/09
7,000	12.2381	01/07/09
435	11.7500	01/09/09
9,520	11.7344	01/12/09
654	11.7500	01/13/09
11,970	11.3574	01/14/09
3,500	11.4158	01/14/09
18,145	11.2820	01/15/09
8,820	11.9964	01/16/09
21,000	11.4974	01/20/09
31,570	10.8650	01/21/09
10,430	10.5020	01/22/09
65,295	10.2171	01/23/09
47,303	10.2477	01/23/09
35,000	10.1026	01/26/09
28,700	9.9083	02/04/09
6,300	9.8799	02/05/09
5,180	9.8028	02/06/09

PARCHE, LLC

2,250	11.4000	01/05/09
3,210	11.4966	01/05/09
2,040	11.9790	01/06/09
3,000	12.2381	01/07/09
186	11.7500	01/09/09
4,080	11.7344	01/12/09
125	11.7500	01/13/09
5,130	11.3574	01/14/09
1,500	11.4158	01/14/09
1,855	11.2820	01/15/09
3,780	11.9964	01/16/09
9,000	11.4974	01/20/09
13,530	10.8650	01/21/09
4,470	10.5020	01/22/09
10,629	10.2171	01/23/09
20,273	10.2477	01/23/09
15,000	10.1026	01/26/09
12,300	9.9083	02/04/09
2,700	9.8799	02/05/09
2,220	9.8028	02/06/09